# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FIGS, Inc., CIK 0001846576
CUSIP: 30260D103
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 2834 COLORADO AVENUE, SUITE 100, SANTA MONICA, California (CA), 90404
Date of event which requires filing of this statement: 01/07/2025
Amends the filing with accession number 0000950103-24-018560
Filed by CIK 0001017918
Persons authorized to receive notices and communications: Patrick M. Patalino, Baron Capital Group, Inc., 767 Fifth Avenue, 49th Floor, New York, New York (NY), 10153, (212) 583-2119

## Reporting persons
- BAMCO INC /NY/ (CIK 0001017918): type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 23,327,945; sole dispositive power 0; shared dispositive power 24,554,051; aggregate amount beneficially owned 24,554,051 (15.2% of the class)
- Baron Capital Management, Inc (CIK 0000790504): type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,283,708; sole dispositive power 0; shared dispositive power 6,283,708; aggregate amount beneficially owned 6,283,708 (3.89% of the class)
- Ronald Baron (CIK 0001012688): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 29,611,653; sole dispositive power 0; shared dispositive power 30,837,759; aggregate amount beneficially owned 30,837,759 (19.09% of the class)
- Baron Capital Group, Inc (CIK 0000790443): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 29,611,653; sole dispositive power 0; shared dispositive power 30,837,759; aggregate amount beneficially owned 30,837,759 (19.09% of the class)
- Baron Growth Fund (CIK 0000810902): type of reporting person: investment company (IV); citizenship or place of organization: Massachusetts (MA); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 12,368,569; sole dispositive power 0; shared dispositive power 12,368,569; aggregate amount beneficially owned 12,368,569 (7.66% of the class)
- Baron Focused Growth Fund (CIK 0001217673): type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,493,569; sole dispositive power 0; shared dispositive power 8,493,569; aggregate amount beneficially owned 8,493,569 (5.26% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: FIGS, Inc.
Address of issuer's principal executive offices: 2834 COLORADO AVENUE, SUITE 100, SANTA MONICA, California (CA), 90404
Comment: This Amendment No. 1 (this "Amendment") amends and supplements that statement on Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission on December 31, 2024 (the "Original Schedule 13D"), as amended by this Amendment (the "Schedule 13D"), that relates to the shares of Class A common stock, par value $0.0001 per share (the "Class A Common Stock"), of FIGS, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 2834 Colorado Avenue, Suite 100, Santa Monica, California 90404. Except as provided herein, all Items of the Original Schedule 13D remain unchanged and this Amendment does not modify any information previously reported on the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and restated as follows:

The Reporting Persons have been long-term investors in the securities of the Issuer. The Reporting Persons have previously acquired an aggregate amount 30,837,759 shares of Class A Common Stock at an average acquisition price of $7.3662 per share, as described in the Original Schedule 13D.

On December 31, 2024, the Reporting Persons sent a letter to the Issuer informing the Issuer that the Reporting Persons do not support the proposed "going private" transaction for the Issuer. The Reporting Persons intend to have discussions with the Board of Directors of the Issuer (the "Board") and management regarding the Issuer's valuation and total stockholder return, its investor messaging and disclosure, operations, capital allocation, corporate governance and the strategy and plans of the Issuer, including strategic transactions. The Reporting Persons intend to have discussions with the Board and the Issuer's management about the foregoing matters, and may discuss other matters including, without limitation, the Issuer's management, capital structure and/or corporate structure, dividend and/or buyback policies and compensation practices and may communicate with other shareholders and/or third parties regarding the Issuer, purchases or sales of securities of the Issuer and any or all of the foregoing. The Reporting Persons may explore, develop and/or make plans and/or proposals (whether preliminary or final) with respect to the foregoing, including prior to forming an intention to engage in such plans and/or make such proposals. In connection with such actions, the Reporting Persons do not intend to seek Board representation.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and depending upon various factors, may consider the feasibility and advisability of various alternative courses of action with respect to such investment, including, without limitation: (a) the purchase or other acquisition of additional Issuer Securities, in the open market, in privately negotiated transactions, or otherwise; (b) the sale, transfer or other disposition of shares of Class A Common Stock or other securities of the Issuer or of subsidiaries of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, "Issuer Securities") in public or private transactions; (c) cause Issuer Securities to be distributed in kind to its investors, members, limited partners or other equityholders; (d) pledging, hypothecating, imposing a lien on, using as a security interest or otherwise encumbering the Issuer Securities; (e) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (f) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (g) changes in the present board of directors or management of the Issuer; (h) a material change in the present capitalization or dividend policy of the Issuer; (i) other material changes in the Issuer's business or corporate structure; (j) changes in the Issuer's certificate of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (k) causing any class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (l) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (m) any action similar to those enumerated above.

On January 7, 2025, BAMCO, Inc., Thomas J. Tull, in his individual capacity ("Tull"), Thomas J. Tull in his capacity as trustee of the Tull Family Trust, u/a/d August 1, 2005, as amended ("Tull Family Trust") and First Light Investors, LLC ("First Light" and, collectively with Tull and Tull Family Trust, the "Sellers"), entered into a Put-Call Agreement (the "Agreement"), pursuant to which: (a) from and after January 11, 2025 until May 7, 2025 (the "Expiration Date"), the Sellers will have the right, but not the obligation, to require the Reporting Persons to purchase from the Sellers 19,039,999 shares of Class A Common Stock (the "Tranche I Shares") at a price equal to $6.25 per share, and (b) from and after the first business day following the expiration or termination of any applicable waiting period under the HSR Act ("HSR Satisfaction Date") until the Expiration Date, Sellers will have the right, but not the obligation, to require the Reporting Persons to purchase from the Sellers a number of shares (the "Tranche II Shares") equal to (x) 27,833,825 shares of Company Common Stock minus (y) if the Tranche I Shares have been sold to Buyer, the Tranche I Shares. From and after the HSR Satisfaction Date until the Expiration Date, the Reporting Persons will have the right, but not the obligation, to purchase from the Sellers the Tranche II Shares at a price equal to $6.25 per share. The summary contained in this Schedule 13D of certain provisions of the Agreement is subject to, and qualified in its entirety by, the full text of the Agreement contained in Exhibit 99.3 listed in Item 7 below.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and restated as follows:

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.3 Put-Call Agreement, dated as of January 7, 2025, by and among BAMCO, Inc., Thomas J. Tull, in his individual capacity, Thomas J. Tull in his capacity as trustee of the Tull Family Trust, u/a/d August 1, 2005, as amended, and First Light Investors, LLC.

## Signatures
- BAMCO INC /NY/: /s/ Ronald Baron, Ronald Baron/Chairman and CEO (01/07/2025)
- Baron Capital Management, Inc: /s/ Ronald Baron, Ronald Baron/Chairman and CEO (01/07/2025)
- Ronald Baron: /s/ Ronald Baron, Ronald Baron/Individually (01/07/2025)
- Baron Capital Group, Inc: /s/ Ronald Baron, Ronald Baron/Chairman and CEO (01/07/2025)
- Baron Growth Fund: /s/ Ronald Baron, Ronald Baron/CEO (01/07/2025)
- Baron Focused Growth Fund: /s/ Ronald Baron, Ronald Baron/CEO (01/07/2025)